SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                          Quest Resource Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.001 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   748349107
-------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                              James B. Kite, Jr.
-------------------------------------------------------------------------------
                       6608 N. Western Avenue, PMB #613
                         Oklahoma City, Oklahoma 73116
                                 405-848-1725
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              September 30, 2005
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

--------------------------------------------------------------------------------
      CUSIP No. 748349107
--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS:  I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            James B. Kite, Jr.
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a)  /  /
            (b)  /  /
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS (See Instructions):

            OO
--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e):  |_|

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:

            USA
--------------------------------------------------------------------------------
    NUMBER OF       (7)    SOLE VOTING POWER
     SHARES
  BENEFICIALLY      (8)    SHARED VOTING POWER
    OWNED BY                  2,290,393
      EACH          (9)    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH          (10)   SHARED DISPOSITIVE POWER
                              2,290,393
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            2,290,393
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions):  |_|
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

            13.5%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions):

            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      CUSIP No. 748349107
--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS:  I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            McKown Point, LP

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a)  /  /
            (b)  /  /
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS (See Instructions):

            OO
--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e):  |_|

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:

            TX
--------------------------------------------------------------------------------
    NUMBER OF       (7)    SOLE VOTING POWER
     SHARES                   2,290,393
  BENEFICIALLY      (8)    SHARED VOTING POWER
    OWNED BY
      EACH          (9)    SOLE DISPOSITIVE POWER
REPORTING PERSON              2,290,393
      WITH          (10)   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            2,290,393
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions):  |_|
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

            13.5%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions):

            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      CUSIP No. 748349107
--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS:  I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            Easterly Family Investments, LLC
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a)  /  /
            (b)  /  /
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS (See Instructions):

            OO
--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e):  |_|

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:

            TX
--------------------------------------------------------------------------------
    NUMBER OF       (7)    SOLE VOTING POWER
     SHARES                   2,290,393
  BENEFICIALLY      (8)    SHARED VOTING POWER
    OWNED BY
      EACH          (9)    SOLE DISPOSITIVE POWER
REPORTING PERSON              2,290,393
      WITH          (10)   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            2,290,393
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions):  |_|
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

            13.5%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions):

            CO
--------------------------------------------------------------------------

--------------------------------------------------------------------------------
      CUSIP No. 748349107
--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS:  I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            Virginia V. Kite GST Exempt Trust for James B. Kite, Jr.

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a)  /  /
            (b)  /  /
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS (See Instructions):

            OO
--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e):  |_|

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:

            OK
--------------------------------------------------------------------------------
    NUMBER OF       (7)    SOLE VOTING POWER
     SHARES                   2,290,393
  BENEFICIALLY      (8)    SHARED VOTING POWER
    OWNED BY
      EACH          (9)    SOLE DISPOSITIVE POWER
REPORTING PERSON              2,290,393
      WITH          (10)   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            2,290,393
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions):  |_|

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

            13.5%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions):

            OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      CUSIP No. 748349107
--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS:  I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            Bank of Texas, N.A.

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a)  /  /
            (b)  /  /
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS (See Instructions):

            OO
--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e):  |_|

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:

            USA
--------------------------------------------------------------------------------
    NUMBER OF       (7)    SOLE VOTING POWER
     SHARES
  BENEFICIALLY      (8)    SHARED VOTING POWER
    OWNED BY                  2,290,393
      EACH          (9)    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH          (10)   SHARED DISPOSITIVE POWER
                              2,290,393
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            2,290,393
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions):  |_|

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

            13.5%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions):

            BK
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

       On November 8, 2002, in connection with the purchase of 1,677,190 shares of common stock of Quest Resources Corporation (the "Corporation"), Boothbay Royalty Company, a corporation wholly owned by Mr. Kite ("Boothbay"), entered into a Consent of Transferee, dated November 8, 2002, with Jerry L. Cash, pursuant to which Boothbay agreed to be bound by the terms and conditions of that certain Voting Agreement, dated November 8, 2002 (the "Voting Agreement"), between the Corporation, Jerry D. Cash and Douglas
L. Lamb. Messrs. Cash and Lamb, Ms. Marsha K. Lamb, Crown Properties, LC, STP Cherokee, Inc., Mr. Kite and Boothbay filed a Schedule 13D on November 18, 2002 with the Securities and Exchange Commission ("SEC"), as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on January 23, 2003, that certain Amendment No. 2 to Schedule 13D filed with the SEC on April 10, 2003, that certain Amendment No. 3 to Schedule 13D filed with the SEC on February 19, 2004, that certain Amendment No. 4 to Schedule 13D filed with the SEC on January 27, 2005, and that certain Amendment No. 5 to
Schedule 13D filed with the SEC on May 19, 2005 (collectively, the "Prior
Schedule 13D").

       Effective September 30, 2005, the Voting Agreement was terminated by the parties thereto. This Schedule 13D is being filed by Mr. Kite, McKown Point, LP, Easterly Family Investments, LLC, the Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. (the "Kite Trust") and Bank of Texas, N.A., as trustee under the Kite Trust, to update the information regarding their ownership interest in the Corporation previously set forth in the Prior
Schedule 13D. To the extent not otherwise amended or modified in this
Schedule 13D, the information set forth in the Prior Schedule 13D is incorporated by reference herein.

ITEM 1.    SECURITY AND ISSUER.

       Common Stock, par value $0.001 per share

ITEM 2.    IDENTITY AND BACKGROUND.

       Mr. Kite is a self-employed businessman with investments in a variety of industries. The business address of Mr. Kite is 6608 N. Western Avenue, PMB #613, Oklahoma City, Oklahoma 73116.

       McKown Point, LP is a Texas limited partnership. McKown Point, LP's business address is 307 W. Washington, Sherman, Texas 75090. McKown Point, LP was formed primarily for estate planning purposes for the extended family of Mr. James B. Kite, Jr.

       Easterly Family Investments, LLC is a Texas limited liability company. Easterly Family Investments, LLC's business address is 307 W. Washington, Sherman, Texas 75090. Easterly Family Investments, LLC is principally engaged in investment management.

       The Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. is a trust, organized in the state of Oklahoma. The Virginia V. Kite GST Exempt Trust for James B. Kite, Jr.'s business address is 6608 N. Western Avenue, PMB # 613, Oklahoma City, Oklahoma 73116. The Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. is principally engaged in investment management.

       Bank of Texas, N.A., is a national bank, organized under the laws of the United States of America. Bank of Texas, N.A.'s business address is 307
W. Washington, Sherman, Texas 75090. Bank of Texas, N.A. is principally engaged in the business of banking.

       Each of McKown Point, LP, Easterly Family Investments, LLC, the Virginia V. Kite GST Exempt Trust for James B. Kite, Jr., and the Bank of Texas, N.A., have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       McKown Point, LP was formed primarily for estate planning purposes for the extended family of Mr. James B. Kite, Jr., a director of Quest Resource Corporation. On December 31, 2004, Boothbay Royalty Company, which is wholly-owned by James B. Kite, Jr., transferred 2,290,393 shares of Quest Resource Corporation common stock to McKown Point, LP, in exchange for a limited partnership interest in McKown Point, LP. Easterly Family Investments, LLC, is the sole general partner of McKown Point, LP. Easterly Family Investments, LLC is wholly owned by the Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. Mr. James B. Kite, Jr. and Bank of Texas, N.A., are co-trustees of the Virginia V. Kite GST Exempt Trust for James B. Kite, Jr.

ITEM 4.    PURPOSE OF TRANSACTION.

      See response to Item 3 above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

       (a) The aggregate number and percentage of the Corporation's common stock deemed to be beneficially owned by each of the reporting persons is described on the cover page, subject to the limitations described in the
Schedule 13D. The percentages are based on information supplied by the Corporation that it has 16,995,549 shares of common stock outstanding as of August 15, 2005.

       (b) The aggregate number and percentage of the common stock as to which each of the reporting persons has sole voting power, shared voting power, sole dispositive power, and shared dispositive power is described on the cover page, subject to the limitations described in the Schedule 13D. Mr. Kite and Bank of Texas, N.A. share voting and dispositive control over the shares owned by McKown Point, LP as co-trustees of the Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. The percentages are based on information supplied by the Corporation that it has 16,995,549 shares of common stock outstanding as of August 15, 2005.

       (c) See response to Item 3 above.

       (d) N/A

       (e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

        N/A

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           N/A

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 10, 2005               /s/ James B. Kite, Jr.
                               ---------------------------------------------
                               James B. Kite, Jr.


October 10, 2005               McKOWN POINT LP

                               BY:  EASTERLY FAMILY INVESTMENTS, LLC,
                                    its General Partner

                               BY: VIRGINIA V. KITE GST EXEMPTION
                               TRUST FOR JAMES B. KITE, JR., its Manager

                               BY:  BANK OF TEXAS, N.A., its Trustee

                               By:    /s/ Elijio Mercado, SVP
                                      ---------------------------------------
                               Name:  Elijio Mercado
                               Title: Senior Vice President


October 10, 2005               EASTERLY FAMILY INVESTMENTS, LLC

                               BY: VIRGINIA V. KITE GST EXEMPTION TRUST FOR
                               JAMES B. KITE, JR., its Manager

                               BY:  BANK OF TEXAS, N.A., its Trustee

                               By:     /s/ Elijio Mercado, SVP
                                      ---------------------------------------
                               Name:  Elijio Mercado
                               Title: Senior Vice President


October 10, 2005               VIRGINIA V. KITE GST EXEMPTION TRUST FOR
                               JAMES B. KITE, JR.

                               BY:  BANK OF TEXAS, N.A., its Trustee

                               By:     /s/ Elijio Mercado, SVP
                                      ---------------------------------------
                               Name:  Elijio Mercado
                               Title: Senior Vice President

October 10, 2005               BANK OF TEXAS, N.A.


                               By:     /s/ Elijio Mercado, SVP
                                      ---------------------------------------
                               Name:  Elijio Mercado
                               Title: Senior Vice President